SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RESTAURANT BRANDS INTERNATIONAL INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103

(1)	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 23,729,140 (1)
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 23,729,140 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,729,140 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) (2)

Includes (a) 23,348,135 common shares (“Common Shares”) of Restaurant Brands International Inc. (the “Issuer”) and (b) 381,005 Common Shares of the Issuer issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”) beneficially owned by Pershing Square Capital Management, L.P.

This calculation is based on 316,382,439 Common Shares outstanding as of April 12, 2024, as reported in the Issuer’s Form DEF 14A filed on April 25, 2024 (the “Form DEF 14A”), plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Pershing Square Capital Management, L.P.

CUSIP No. 76131D103

(1)	NAME OF REPORTING PERSON PS Management GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 23,729,140 (1)
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 23,729,140 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,729,140 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) (2)

Includes (a) 23,348,135 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC.

This calculation is based on 316,382,439 Common Shares outstanding as of April 12, 2024, as reported in the Issuer’s Form DEF 14A, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC.

CUSIP No. 76131D103

NAME OF REPORTING PERSON William A. Ackman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	(7)	SOLE VOTING POWER 3,561,548 (1)
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 23,729,140 (1)
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER 3,561,548 (1)
WITH	(10)	SHARED DISPOSITIVE POWER 23,729,140 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,290,688 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) (2)

Includes (i) in the case of sole voting and dispositive power, 3,561,548 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman, (ii) in the case of shared voting and dispositive power, (a) 23,348,135 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman and (iii) in the case of aggregate amount beneficially owned, 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman.

This calculation is based on 316,382,439 Common Shares outstanding as of April 12, 2024, as reported in the Issuer’s Form DEF 14A, plus 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman.

This amendment No. 2 (the “Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on May 4, 2020 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, no par value (the “Common Stock”), of Restaurant Brands International Inc., a corporation continued under the laws of Canada (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

The second, third and fourth paragraphs of Item 1 of the Original Schedule 13D are hereby amended and restated to read in full as follows:

“The Reporting Persons (as defined herein) beneficially own, in the aggregate, 27,290,688 shares of Common Stock (the “Subject Shares”), which number includes: (i) 23,348,135 shares of Common Stock, and (ii) 3,942,553 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”).

The Subject Shares represent approximately 8.5% of the outstanding shares of Common Stock based on 316,382,439 shares of Common Stock outstanding as of April 12, 2024, as reported in the Issuer’s Form DEF 14A filed on April 25, 2024, plus 3,942,553 shares of Common Stock issuable on exchange of Exchangeable Units.

Pershing Square and PS Management beneficially own 23,729,140 shares of Common Stock, as further detailed in the footnotes to the cover pages (the “Fund Subject Securities”).”

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

“No reportable transactions were effected by any Reporting Person within the last 60 days prior to this Amendment No. 2.

There have been no changes to the number of shares beneficially owned by the Reporting Persons since Pershing Square’s most recent Form 13F; this Amendment No. 2 is being filed because an increase in shares of Common Stock outstanding as reported in the Issuer’s Form DEF 14A filed on April 25, 2024 caused the percentage of shares beneficially owned by the Reporting Persons to decrease by more than 1% of the outstanding shares.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By /s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By /s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of May 4, 2020, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

* Previously Filed